

June 2, 2015

Mr. David Dewalt
Chief Executive Officer
FireEye, Inc.
1440 McCarthy Boulevard
Milpitas, California 95035

> **Re: FireEye, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 24, 2015**
> **File No. 001-36067**

Dear Mr. Dewalt:

We have reviewed your May 8, 2015 response to our comment letter and Part III of your Form 10-K, included in the definitive proxy statement filed on April 24, 2015, and have the following comments. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Part III (as Incorporated by Definitive Proxy Statement)

Executive Compensation, page 25

1.   We note that the compensation committee selected bookings, non-GAAP earnings before interest, taxes, depreciation and amortization, and new customers as the corporate performance measures for the 2014 Incentive Compensation Plan for Non-Sales Executives and also used bookings to determine PSU awards. In your response letter, please disclose the target levels and the company's actual performance against such goal for each corporate performance objective and confirm that you will provide similar disclosure in future filings as appropriate. Refer to Item 402(b)(2)(v) of Regulation S-K. Also, for each corporate performance target that is a non-GAAP financial measure, please disclose how the number is calculated from your audited financial statements. See Instruction 5 to Item 402(b) of Regulation S-K. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm, such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion.

Please note that where performance targets are tied to company-wide financial results that are publicly reported, we generally expect companies to disclose the targets after those financial results have been disclosed. It is unclear to us what insights competitors can draw about a company's planned investments or future projected growth from historical performance targets that they could not also draw from actual results and or the company's participation in the market place.

Compensation Elements

Short-Term Incentive Compensation – Non-Sales Executives

Individual Performance Objectives, page 35

2.   We note that cash incentive compensation is based, in part, on each executive officer's achievement of his or her performance objectives. In your response letter, please provide a detailed description of each executive officer's individual performance objectives for the 2014 incentive compensation plan and confirm that you will provide similar disclosure in future filings, as appropriate. Refer to Item 402(b)(2)(vii) of Regulation S-K.

If you have any questions, please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, or in her absence, me at (202) 551-3456.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney-Advisor